

Mail Stop 4631

December 8, 2015

Via E-mail
Maxim Temnikov
President and Chief Executive Officer
Helpful Alliance Company
700 West Hillsboro Blvd., Suite 1-100
Deerfield Beach, FL 33441

> **Re:** **Helpful Alliance Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 10, 2015**
> **File No. 333-205358**

Dear Mr. Temnikov:

We have reviewed your registration statement and have the following comments

Outside Front Cover Page of Prospectus

1. You state here that your offering price was based upon the evaluation of Business Valuation Center, LLC, but also state in a risk factor on page 15 that you arbitrarily determined the price of your shares. Please reconcile these two statements, and also revise the section entitled "Determination of Offering Price" on page 77 to explain how you determined the offering price. Additionally, if the price of your common stock was based upon the evaluation of Business Valuation Center, LLC, please file the consent of Business Valuation Center as an exhibit to your registration statement. See Rule 436.

Prospectus Summary, page 1

2. Please revise your prospectus throughout to differentiate between the home kits you intend to produce and the real estate that you intend to develop rather than referring to both as "products."

Engineering, page 2

3. You state that using EVG-3D panels in your construction will offer "up to 50% savings in electricity consumption". However, we note that you have yet to use EVG-3D in any projects or home kits, and state on page 14 that EVG-3D technology and the other technologies which you refer to here are untested. Please revise to disclose the basis of this claim, as well as to clarify what standard you are comparing the purported benefit of

EVG-3D panel construction to. Please make corresponding changes in your Business section.

Business Plan, page 3

4. You refer here to your management team's "specialized knowledge and core competence in technology-based product development and swift erection of building shells." However, according to your description of your management team on page 64, no members of your management team have experience that matches your description here. Please revise.

Risk Factors, page 9

5. Please include a risk factor addressing the limitations on your ability to exercise full control over project LLCs that you share ownership of with others, as well as the ability of your partners to prevent your taking actions regarding the project LLC that require a unanimous vote of all members, as described on pages 31 and 57.

We will need significant additional capital in addition to the maximum offering amount in this … page 10

6. You state that if you sell all of the shares offered you will be able to fund your business operations for the next 24 months. Please briefly explain, with further elaboration in MD&A, whether this means you can fund your operations as necessary to achieve planned growth over the next 24 months, or that you would only be able to continue your current level of operations for that period. In this regard, we note disclosure on page 30 in the Overview section of MD&A that you will require significant additional capital, beyond the proceeds of the offering to fund your engineering and product development efforts as well as land and property purchases. Please revise.

There is no assurance or guarantee that we will be able to develop novel construction methods … page 14

7. You state on page 48 that the amount you spent on research and development in 2014 decreased to $100 and do not disclose any research expenses in 2015. If this reduction in research and development will materially affect your ability to develop novel construction methods or processes, please discuss.

Selling Stockholders, page 20

8. Please revise the table on page 21 to reconcile the total percentage of equity that your selling shareholders will hold after the offering is complete with individual entries in the last column of the table.

9. You state on page 22 that all of your selling shareholders received their shares through your merger with HAC, a wholly-owned subsidiary of HTI. You state that the selling shareholders exchanged their equity interests in HAC for shares of common stock based on a valuation of $0.08 per share. However, it is unclear what equity interests the selling shareholders had in HAC if HAC was wholly-owned by HTI at the time of the merger. In addition, you state on page 71 that the value of the shares that you issued was $1.60 per share, while on page 72 you state that the 100,000 shares had a value of $8,145. Please clarify your disclosure here and on page 83 and throughout your prospectus as necessary.

10. We note your reference to "Section 240" in the penultimate sentence on page 22. Please clarify whether you intend to refer to Exchange Act Rule 13d-3.

11. The final sentence on page 22 states that Mr. Gurin and his family members have shared powers to vote and sell their securities. Please elaborate on the nature of this shared power. In this regard, we note that there are no agreements giving Mr. Gurin authority to vote and sell shares, and we note your statement in footnotes (7) through (10) that "Mr. Gurin is not deemed to beneficially own these shares."

12. Please revise to discuss all material relationships that the selling shareholders have with you or any of your affiliates, including Zena Katz's ownership of Zimas LLC and any continuing relationships, if material, that any of your selling shareholders have with your affiliates such as HTI or Helpful Capital. Please see Item 507 of Regulation S-K.

Use of Proceeds, page 23

13. You state on page 10 that you may elect to repay all or part of your debt using the net proceeds from this Offering, and you reserve the right to do this in footnote 1 to your table on page 25. Please revise to disclose the contingencies that may cause you to change the use of proceeds you have depicted in the table on page 25 to include debt repayment. Please refer to Instruction 7 to Item 504 of Regulation S-K. If you may use a material part of the proceeds to discharge your debt, please provide the information called for by Instruction 4 to Item 504 of Regulation S-K.

14. You state that if you sell all of the shares in this offering, you intend to allocate $5 million for joint projects with Development Management Holdings LLC in Chicago and $5 million to cooperating with Summit Construction and Environmental Services LLC in Richmond. Also, you state on page 49 that you will spend up to $5 million on a 3D printer. Your table on page 25 does not reflect these allocations. Please revise.

Dilution, page 26

15. Please either remove or clarify your reference here to potentially redeeming common stock for cash. Please refer to comment 40 of our letter dated July 27, 2015.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 28

16. Please revise, either here or in your Business section, to clarify the milestones that your business plan contemplates as well as associated costs, and any additional financing that you will need and your plans for obtaining that financing. Please refer to comments 6 and 17 of our letter dated July 27, 2015. We note, for example, that on pages F-18 and F-41 you refer to a private offering for up to $20 million in notes, but you provide no discussion here.

Results of Operations, page 33

17. As previously requested, please expand your disclosure to include a more detailed qualitative and quantitative discussion and analysis of the reasons for material changes in your income statement line items from the prior period in accordance with Item 303(a)(3) of Regulation S-K. For example, for the nine month period ended September 30, 2015 compared to the nine month period ended September 30, 2014, explain why your revenue from construction activities increased, and explain the specific activities and costs associated with becoming more active in organizing a revenue stream from your construction activities which led to the overall increase in your operating expenses. This comment also applies to your results of operations disclosure for the fiscal year ended December 31, 2014. You may also wish to refer to the guidance in FRC Sections 501.01, 501.04, 501.05, 501.12.b and 501.15.a.4.

18. We note your disclosure stating that your total expense in operations for the nine months ended September 30, 2015 was $498,681 as compared to the total expense in operations of $89,016 for the nine months ended September 30, 2014. Please disclose your calculation of those expense amounts.

Liquidity & Capital Resources, page 36

19. Please revise to disclose how long you can continue operations with the cash you currently have on hand. Please refer to comment 23 of our letter dated July 27, 2015.

Cash Flows, page 37

20. Please expand your disclosure to provide a qualitative and quantitative discussion and analysis of your cash flows from operating, investing, and financing activities for the nine month period ended September 30, 2015 as compared to the nine month period ended September 30, 2014.

21. Please expand your disclosure of estimated liquidity requirements to include the fiscal year ended December 31, 2016.

Financing Activities, page 37

22. At the top of page 38 you include extensive disclosure regarding the warrant that you sold to AssetsTZ. However, the warrant purchase agreement filed as Exhibit 10.11 only describes the sale of a warrant for $100,000 that would allow AssetsTZ to purchase up to 2,000,000 shares at $1.60 per share at any time. There appears to be no requirement around whether or not AssetsTZ loans money to you in order to exercise that warrant. There is also no discussion of any arrangements for loans up to $50 million, or of the issuance of further warrants if AssetsTZ makes these loans. We note that your descriptions of the warrant purchase agreement elsewhere, as on page 82, appears to more closely reflect the terms of the purchase agreement you filed as an exhibit to the registration statement. Please revise here and on page 71 to clarify the terms of the warrant. Please also reconcile the date of the warrant purchase agreement, which you reference as either April 10 or April 15, 2015 throughout the prospectus.

Engineering, page 48

23. Please clarify what "approvals from municipal authorities" will be needed for your home kits, and the associated costs and timeframe of pursuing such approvals in your targeted markets.

Construction, page 50

24. Please discuss any non-compete or confidentiality agreements that you will use to protect the "novel materials and methods, and building processes" that you will train your partners to use in their business practices. If you will not have any protections in place, please include disclosure to this effect and consider whether risk factor disclosure is appropriate.

Pricing, page 55

25. You refer here to offering a diversified line of homes in a variety of environments. On page 59 you state that you have acquired and developed a diversified portfolio of construction projects and properties in different metropolitan areas. Please revise here and on page 59 to clarify that you currently have no developments under construction or home kits under development.

Projects, page 55

26. We note your responses to prior comments 15 and 16 of our letter dated July 27, 2015. Please elaborate on who Development Management Holdings LLC, an Interforum Holdings Inc. entity, and Summit Construction and Environmental Servicies LLC are, what their particular expertise is, and why you have chosen to seek them out to participate in joint ventures with you.

Executive Compensation, page 66

27. On page 67 you present the stock option that you have granted to Mr. Hailston as being for Series-X Common Stock, while on page F-20 you present the option as being for common stock. Please revise to address this inconsistency.

Plan of Distribution, page 68

28. You state on the cover page of your prospectus that your securities are offered to bona fide residents of Florida only. If this statement is correct, please revise appropriately.

29. Please revise to discuss the possibility that the company may retain a FINRA-registered broker-dealer to serve as the underwriter for the shares it is offering, as disclosed on the cover page of your prospectus and on page 23.

Certain Relationships and Related Party Transactions, page 71

30. Your description of the convertible notes placed with Zimas LLC on page 71 states that these notes are secured by 875,000 shares, and does not discuss a "forced conversion." Your discussion of what appears to be the same convertible notes on page 76 states that the notes are secured by a total of 6,500,000 shares, and includes a "forced conversion" provision. Please revise to reconcile your disclosure.

31. On page 72 you state that you sold your three patents applications to HTI in 2014. Please revise to disclose the amount of consideration the company received from HTI for the patent applications.

32. Please revise your discussion of your transactions with Helpful Capital to describe the transactions that resulted in the $390,927 due from affiliate as of December 31, 2014, as disclosed on page F-16. Please refer to comment 39 of our letter dated July 27, 2015.

Financial Statements for Fiscal Quarter Ended September 30, 2015

Note 4- Notes Receivable, page F-12

33. For each of your notes receivable outstanding at September 30, 2015, please provide an analysis of collectability that addresses the following issues:

- The specific reasons for any defaults and maturity extensions,

- The specific information you have regarding each borrower's cash flows and ability to repay,

- A complete and detailed ASC 310-10-35 analysis for each note that is impaired as that term is defined in the guidance, and

- With respect to notes secured by real estate, a complete description of the property, an explanation of the extent to which the appraised value is supported by current comparable sales transactions, and your estimate as to when you expect to sell the properties for cash.

Financial Statements for the Fiscal Years Ended December 31, 2014 and December 31, 2013

Audit Report, page F-22

34. Please obtain a revised audit report from your independent accountants which includes an "emphasis- of- matter" paragraph, below the opinion paragraph, that refers readers to the footnote where the restatement is discussed. Refer to the guidance in paragraphs 13-15 of AU-C Section 708.

Note 19- Restatement, page F-42

35. Please expand your disclosure to include the error correction disclosures required by ASC 250-10-50, as applicable, for the reclassification made to your Statement of Operations.

36. We note from your response to prior comment 42 that you reclassified your notes receivable from financing activities on the Statement of Cash Flows to operating activities for the fiscal years Ended December 31, 2014 and 2013. We understand from your disclosure under this heading, on page F-44, that you reclassified $1,100,000 in notes receivable for the fiscal year ended December 31, 2014. However, we note the originally reported balance in financing activities for notes receivable was $685,000. Please address the following points:

- Reconcile the $685,000 in notes receivable previously reported to the $1,100,000 currently reported,

- Reconcile the note receivable activity amounts in the September 30, 2015 and December 31, 2014 statements of cash flows to the corresponding changes in the notes receivable account balances on the balance sheets,

- Clarify how you determined that the amounts reported in the statements of cash flows only include cash paid and received on notes receivables, and

- Explain how you determined that the note receivable activity should be classified as an operating activity instead of investing activity in the statements of cash flows given the guidance in ASC 230-10-45-12 and 13.

37. With regards to footnote 5, on page F-44, of your cash flow statement corrections, please expand your disclosure to discuss the nature and amount of the note receivable from Helpful Capital Group, LLC and the reason for the adjustment. In addition, discuss the mechanics of the corrections made to your Statements of Cash flows for this note for the fiscal years ended December 31, 2014 and 2013.

Recent Sales of Unregistered Securities, page 82

38. Please ensure that you include a thorough discussion of all unregistered securities that you have issued in the past three years under this heading. We note, for example, that you do not include a discussion of the 206,250 shares of Series X Common Stock that you issued in March of 2015. Please refer to Item 701 of Regulation S-K.

39. Regarding the additional 11,496 shares of common stock you issued at the closing of your acquisition of HAC Patents, please clarify who the recipient of these shares was and the basis for this issuance. You also indicate that in connection with this transaction, you issued 411,496 shares to FVZ LLC, but in the paragraphs preceding this disclosure, you say that you issued a total of 100,000 shares of common stock to the stockholders of Helpful Technologies, Inc. in the merger. Please reconcile these disclosures and clearly explain who received consideration in this transaction and in what amount.

40. You state here that all 411,496 shares owned by FVZ LLC are being registered for resale here. However, in your table of selling shareholders, FVZ is only offering 100,000 shares. In addition, in your table of beneficial ownership, you present FVZ as only owning 411,496 shares, which is 200 less than you state FVZ owns here. Please revise.

Exhibits and Financial Statement Schedules, page 84

41. Please file the forms of your non-convertible and convertible notes, and any related material contracts, as exhibits to this filing. Please refer to Item 601(b)(10) of Regulation S-K.

You may contact Tracie Mariner at (202)551-3744 or Al Pavot at (202)551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Andrea Cataneo (*via e-mail*)
        Sichenzia Ross Friedman Ference LLP